UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

COMCAST CORPORATION

(Mark One):

☒                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015.

OR

☐                     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                       to

Commission file number 001-32871

A.                        Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

B.                        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comcast Corporation

One Comcast Center

Philadelphia, PA 19103-2838

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

Comcast Corporation Retirement-Investment Plan

Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Comcast Corporation Retirement-Investment Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 16, 2016

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015 AND 2014

(in thousands)

	December 31,
	2015	2014
ASSETS:
Plan interest in Comcast Corporation Employee Savings Plans Master Trust participant-directed investments:
At fair value	$6,186,012	$5,778,890
At contract value	527,263	529,247
Total investments	6,713,275	6,308,137

Receivables:
Notes receivable from participants	220,876	203,481
Contributions receivable from participants	121	49
Contributions receivable from employer	107,478	100,342

Total receivables	328,475	303,872

NET ASSETS AVAILABLE FOR BENEFITS	$7,041,750	$6,612,009

See accompanying notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2015

(in thousands)

Year Ended December 31, 2015
ADDITIONS:
Investment (loss):
Plan interest in Comcast Corporation Employee Savings Plans Master Trust investment (loss)	$(41,357)

Contributions:
Participant	472,680
Employer	378,958
Rollover	119,972

Total contributions	971,610

Interest income on notes receivable from participants	8,630

Total additions	938,883

DEDUCTIONS:
Benefits paid to participants	498,519
Administrative expenses	10,623

Total deductions	509,142

INCREASE IN NET ASSETS	429,741

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	6,612,009

End of year	$7,041,750

See accompanying notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

1.                        PLAN DESCRIPTION

General

The following description of the Comcast Corporation Retirement-Investment Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document and applicable amendments for a more complete description of the Plan’s provisions. Copies of these documents are available from the Plan sponsor, Comcast Corporation (“Comcast”, the “Company” or the “Plan Sponsor”).

The Plan is a defined contribution plan qualified under Internal Revenue Code (the “Code”) Sections 401(a), 401(k) and 401(m). The original Plan has been amended and restated to reflect mergers of other plans with and into the Plan and to make certain other technical, compliance and design changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective September 10, 2013, the Company established and the Plan assets were transferred into, the Comcast Corporation Employee Savings Plans Master Trust (“Master Trust”). The Master Trust allows the Company to have a uniform investment line-up across its various defined contribution plans while allowing varying provisions in plan design.

Employees of the Company become eligible to participate in the Plan in the first month after completion of three months of service (or, in the case of employees of NBCUniversal Media, LLC (“NBCUniversal”) and its subsidiaries, immediately following their hire date) and are automatically enrolled in the Plan at a contribution rate equal to 3% of eligible compensation on a pre-tax basis unless they opt out of participation. Automatically-enrolled participants may thereafter increase or decrease their contribution at any time. Contribution rates for participants who were automatically enrolled on or after January 1, 2013, will increase 1% per year up to 10%, subject to certain limits imposed by the Code, unless a participant elects to opt out of the automatic increase program.

The maximum amount of eligible compensation that may be deferred is 50% (plus an additional 30% of eligible compensation for eligible employees aged 50 or above), subject to certain limits imposed by the Code. The Company matches 100% of the participant’s contributions up to 4.5% of the participant’s eligible compensation for such payroll period. The maximum Company matching contribution for a Plan year is $10,000 for any participant who is a Highly Compensated Employee (as defined in the Plan) and who is eligible to contribute to the Comcast Corporation 2005 Deferred Compensation Plan as of the first day of the Plan year.

Each participant has at all times a 100% non-forfeitable interest in the participant’s contributions and earnings attributable thereto. Company matching contributions are also fully and immediately vested. Effective January 1, 2013, the Company also provides certain eligible NBCUniversal employees an annual retirement contribution equal to 3% of eligible compensation, subject to certain limits imposed by the Code. The Company may make a contribution of up to 1% of eligible compensation on behalf of certain other non-highly compensated employees of the Company eligible to participate in the Plan. In each case, such employer contributions become vested in annual 20% increments based on years of service with the Company and its subsidiaries commencing with the attainment of 2 years of service. Rollover contributions represent participant assets transferred to the Plan from other qualified retirement plans.

Each participant has the right, in accordance with the provisions of the Plan, to direct the investment by the Trustee of the Plan of all amounts allocated to the separate accounts of the participant under the Plan among any one or more of the investment fund options. The Trustee pays benefits and expenses upon the written direction of the Plan Sponsor. Effective October 1, 2015, the participants in the Plan are assessed a $27 per year administrative fee per account. Prior to October 1, 2015, participants in the Plan were assessed a $32 per year administrative fee per account.

Forfeitures, consisting of amounts contributed by the Company that are not 100% vested upon a participants’ separation from service and amounts related to unclaimed Required Minimum Distributions as defined by the Code, shall be used to reduce the Company’s required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. If the Plan should terminate with any forfeitures not applied against Company contributions, they will be allocated to then current participants in the proportion that each participant’s eligible compensation for that Plan year bears to the eligible compensation for all such participants for the Plan year. Forfeitures used for the year ended December 31, 2015 amounted to $3,585,604. Outstanding forfeitures not yet applied against Company contributions at December 31, 2015 and 2014 were $75,378 and $349,999, respectively.

Any participant who has a separation from service for any reason shall be entitled to receive his/her vested account balance. Upon death, disability or attainment of age 65, a participant’s account becomes fully vested in all Company contributions regardless of the participant’s years of service. Generally, distribution will start no later than 60 days after the close of the Plan year in which the participant’s separation from service occurs, subject to certain deferral rights under the Plan. The distribution alternatives permitted are a lump sum payment, annual, quarterly or monthly installments, a rollover into another qualified plan, or any combination of the foregoing.

Trustee

Fidelity Management Trust Company is the appointed Trustee of the Plan.

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation

The financial statements of the Plan are presented using the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for investment contracts, which are reported at contract value (see below). Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for discussion on fair value measurements.

Investment contracts, such as those included in the Comcast Stable Value Fund, are required to be reported at contract value. Contract value is the relevant measure of fully benefit-responsive investment contracts since that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan (see Note 4). As required by U.S. GAAP, the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits are presented on a contract value basis.

Net unrealized appreciation or depreciation in the financial statements reflects changes in fair value of investments held at year-end, while net realized gains and losses associated with the disposition of investments are recorded as of the trade date and calculated based on fair value as of such date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Benefits are recorded when paid.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

New Accounting Standards

In August 2014, the Financial Accounting Standards Board (“FASB”) issued updated guidance on management’s responsibility to evaluate whether there is substantial doubt about a plan sponsor’s ability to continue as a going concern and guidance on related footnote disclosure (“ASU 2014-15”). ASU 2014-15 is effective for annual reporting periods beginning after December 15, 2016. The Plan does not expect there to be a material impact to the financial statements.

In May 2015, the FASB issued updated guidance which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share (“NAV”) practical expedient (“ASU 2015-07”). ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV practical expedient. ASU 2015-07 is effective for annual reporting periods beginning after December 15, 2015. Early adoption is permitted. The Plan has adopted ASU 2015-07 in 2015 and has applied ASU 2015-07 retrospectively, as required. The Plan presents the investment disclosure required by this new guidance in Note 5, Fair Value Measurements. The adoption in 2015 did not have a material effect on the financial statements.

In July 2015, the FASB issued new guidance impacting benefit plan accounting and reporting (“ASU 2015-12”). ASU 2015-12 requires an employee benefit plan to use contract value as the only measurement amount for fully benefit-responsive investment contracts. It also simplifies and increases the effectiveness of plan investment disclosure requirements for employee benefit plans, and provides employee benefit plans with a measurement-date practical expedient for asset fair value. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Plan has adopted ASU 2015-12 in 2015 and has applied ASU 2015-12 retrospectively, as required and as reflected in the Statements of Net Assets Available for Benefits and in the notes to the financial statements. Certain historical disclosures that are no longer required have been removed. The adoption in 2015 did not have a material effect on the financial statements.

3.                       INVESTMENTS

On September 10, 2013, Comcast established the Master Trust to manage the assets of a number of Comcast and NBCUniversal defined contribution plans. The Trustee was appointed by Comcast to hold, administer, and invest the assets of the Master Trust. Effective January 14, 2015, the Comcast-Spectacor 401(k) Plan (“Spectacor”) became a participating plan within the Master Trust and the related Spectacor investment assets were transferred to the Master Trust. As of December 31, 2015, the Master Trust includes the investment assets of the Plan, NBCUniversal Capital Accumulation Plan, Leisure Arts, Inc. 401(k) Savings Plan and Spectacor. Each of the plans in the Master Trust maintains a segregated asset portfolio within the Master Trust. Investment income, realized gains (losses) on sales of investments, unrealized appreciation (depreciation) of investments, other receipts, other disbursements and administrative expenses are allocated to the segregated asset portfolios within the Master Trust. In accordance with U.S. GAAP, the net change in value from participation in the Master Trust is reported as one line item in the Statement of Changes in Net Assets Available for Benefits and the Plan’s interest in the Master Trust is reported as a single line item in the Statements of Net Assets Available for Benefits.

Because the Plan’s portfolio is segregated from the other plans that participate in the Master Trust, the Plan does not have an undivided interest in each investment in the Master Trust. Rather, the Plan has a specific percentage interest in each investment that differs from the overall percentage interest in the Master Trust.

The following is a summary of the Master Trust’s Net Assets, and the Plan’s divided interest in the Master Trust, as of December 31, 2015 (in thousands):

	Master Trust	Plan	Plan’s Percent Interest in Master Trust
Participant-directed investments at fair value:

Common stock	$448,422	$438,011	97.7%

Mutual funds	1,389,991	1,367,057	98.4

Separate accounts	1,342,962	1,279,765	95.3

Common collective trusts	3,192,890	3,081,705	96.5

Money market funds	18,505	18,066	97.6

Comcast Stable Value Fund at contract value	540,069	527,263	97.6

Total participant-directed investments	6,932,839	6,711,867	96.8

Cash	1,768	1,408	79.6

NET ASSETS	$6,934,607	$6,713,275	96.8%

The following is a summary of the Master Trust’s Net Assets, and the Plan’s divided interest in the Master Trust, as of December 31, 2014 (in thousands):

	Master Trust	Plan	Plan’s Percent Interest in Master Trust
Participant-directed investments at fair value:

Common stock	$476,588	$476,588	100.0%

Mutual funds	1,249,159	1,238,214	99.1

Separate accounts	1,364,378	1,338,588	98.1

Common collective trusts	2,782,315	2,714,970	97.6

Money market funds	9,307	9,250	99.4

Comcast Stable Value Fund at contract value	532,475	529,247	99.4

Total participant-directed investments	6,414,222	6,306,857	98.3

Cash	1,280	1,280	100.0

NET ASSETS	$6,415,502	$6,308,137	98.3%

The following are the changes in net assets for the Master Trust as well as for the Plan’s interest in the Master Trust for 2015 (in thousands):

Master Trust investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(92,613)
Interest and dividends	51,437
Net investment income (loss)	(41,176)

Transfers in	1,199,487

Transfers out	639,206

INCREASE IN NET ASSETS	519,105

NET ASSETS:
Beginning of year	6,415,502

End of year	$6,934,607

Plan’s interest in Master Trust net investment income (loss)	$(41,357)

Depreciation of the Plan’s investments during 2015, including investments purchased and sold, as well as held during the year, (in thousands):	$(91,847)

4.                       COMCAST STABLE VALUE FUND

As described in Note 2, included in the Comcast Stable Value Fund are fully benefit-responsive investment contracts, which are carried at contract value. The rate at which interest is credited to the Plan is that determined under the contract, consistent with reflecting participant balances at contract value as opposed to the market value of the underlying assets. Interest rates are reset quarterly by the issuers of the investment contracts.

There are certain events, such as the Plan’s failure to qualify under Section 401(a) or 401(k) of the Code, which can limit the fund’s ability to transact at contract value. At this time, the occurrence of any such limiting event is not probable.

A contract issuer may terminate a contract at any time. Settlement upon termination will be at contract value unless the terms of the contract were not met or the Trustee’s authority over the Plan is limited or terminated.

5.                       FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, establishes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The levels of the hierarchy are described below:

Level 1	Consists of financial instruments whose values are based on quoted market prices for identical financial instruments in an active market.

Level 2	Consists of financial instruments that are valued using models or other valuation methodologies. These models use inputs that are observable either directly or indirectly and include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

	•	Pricing models whose inputs are observable for substantially the full term of the financial instrument; and

	•	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the financial instrument.

Level 3

Consists of financial instruments whose values are determined using pricing models that use significant inputs that are primarily unobservable, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are as follows:

Mutual funds: Valued at the closing price of shares held by the Plan at year-end. The mutual funds held by the Plan are classified as Level 1 investments as their investment values are based on quoted market prices for identical financial instruments in an active market.

Common stock: Valued at the closing price reported on the last trading day of the Plan year on the active market on which the individual securities are traded, and accordingly are classified as Level 1 investments.

Separate accounts, common collective trusts and money market funds: Valued at the net asset value of shares held by the Plan at year-end. The net asset value as provided by the Trustee is used as a practical expedient to estimate fair value and as a result both are included in the investments measured at net asset value.

The methods described above may produce a calculated fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes these valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2015 and 2014.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the years ended December 31, 2015 and 2014, there were no transfers between levels.

The table below sets forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2015 (in thousands):

	Level 1	Level 2	Level 3	Total

Common stock	$448,422	$	$	$448,422

Mutual funds	1,389,991			1,389,991

Total assets in the fair value hierarchy	1,838,413			1,838,413

Investments measured at net asset value (a)				4,554,357

Total investments	$1,838,413	$	$	$6,392,770

The table below sets forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2014 (in thousands):

	Level 1	Level 2	Level 3	Total

Common stock	$476,588	$	$	$476,588

Mutual funds	1,249,159			1,249,159

Total assets in the fair value hierarchy	1,725,747			1,725,747

Investments measured at net asset value (a)				4,156,000

Total investments	$1,725,747	$	$	$5,881,747

(a)         Certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.

6.                       NOTES RECEIVABLE FROM PARTICIPANTS AND HARDSHIP WITHDRAWALS

A participant may borrow from his/her Plan account subject to the approval of the Plan Sponsor in accordance with applicable regulations issued by the Internal Revenue Service (“IRS”) and the Department of Labor. In general, a participant may borrow a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the participant’s non-forfeitable accrued benefit on the valuation date (as defined by the Plan) last preceding the date on which the loan request is processed by the Plan Sponsor. The maximum term of a loan made pursuant to the Plan is five years (loans with terms of greater than five years are permissible for the purchase of a primary residence or may exist under the Plan as a result of rollovers from merged plans).

Interest accrues at the rate of prime plus 1% as of the month the loan application is approved. Principal and interest are paid through payroll deductions or participant initiated payments. Interest rates ranged from 4.25% to 7.00% as of December 31, 2015. Maturities on outstanding loans ranged from 2016 to 2038 as of December 31, 2015. Loan transactions are treated as a transfer between the investment fund and notes receivable from participants.

Effective after a calendar quarter of non-repayment, a loan is considered to be in default. Defaulted loans are treated as distributions for tax purposes and become taxable income to the participant in the year in which the default occurs.

A participant may withdraw all or a portion of his/her benefits derived from salary reduction on account of hardship, as defined by the Plan and applicable IRS regulations. Under these rules, the participant must exhaust the possibilities of all other distributions, loans, etc. available under the Plan and meet certain other requirements. Upon receiving a hardship withdrawal, the participant’s elective contributions are suspended for six calendar months.

7.                       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2015 and 2014 and the increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the year ended December 31, 2015 is as follows (in thousands):

December 31, 2015
Net assets available for benefits per the financial statements	$7,041,750
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,457

Total net assets per the Form 5500	$7,046,207

December 31, 2014
Net assets available for benefits per the financial statements	$6,612,009
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	9,261

Total net assets per the Form 5500	$6,621,270

Year Ended
December 31, 2015
Increase in net assets available for benefits per the financial statements	$429,741
Adjustment from contract value to fair value for fully benefit-responsive investment contracts—December 31, 2015	4,457
Adjustment from contract value to fair value for fully benefit-responsive investment contracts—December 31, 2014	(9,261)

Net income per Form 5500	$424,937

8.                       ADMINISTRATION OF THE PLAN

The Comcast Investment Committee, as Plan Administrator, has the authority to control and manage the operation and administration of the Plan and may delegate all or a portion of these responsibilities to one or more persons.

9.                       EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of various mutual funds that are owned and managed by the Trustee, who has been designated investment manager. The Plan invests in Comcast common stock and issues loans to participants, which are secured by the vested balances in the participants’ accounts.

10.                PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each affected participant’s account balance will become fully vested.

11.                FEDERAL TAX CONSIDERATIONS

a.                       Income Tax Status of the Plan—The IRS made a favorable determination on the Plan through a letter dated May 9, 2014 stating that the Plan, as amended and restated effective January 1, 2013, is qualified under section 401(a) of the Code and that the trust established under the Plan is tax-exempt. The Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and no provision for income taxes has been included in the Plan’s financial statements.

b.                       Impact on Plan Participants—Employer contributions and salary reduction contributions, as well as earnings on Plan assets, are generally not subject to federal income tax until distributed from a qualified plan that meets the requirements of Sections 401(a), 401(k) and 401(m) of the Code.

c.                        Evaluation of Tax Positions—The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes the Plan is no longer subject to income tax examinations for years prior to 2012.

12.                SUBSEQUENT EVENTS

Effective January 1, 2016, Strata Marketing, Inc. became a participating company in the Plan and the related investment assets of the Strata Marketing, Inc. Profit Sharing 401(k) Plan merged into the Plan on January 4, 2016.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

FORM 5500, SCHEDULE H—PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2015

FEIN #27-0000798

PLAN #001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
*	Interest in Comcast Corporation Employee Savings Plans Master Trust		$6,713,275

*	Notes receivable from participants (principal balance plus accrued but unpaid interest)	Interest rates from 4.25% - 7.00%; maturities from 2016 to 2038	220,876

			$6,934,151

* Represents a party-in-interest to the Plan.

Column (d) omitted as all investments are participant directed.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-101295 of Comcast Corporation on Form S-8 of our report dated June 16, 2016, relating to the financial statements and supplemental schedule of the Comcast Corporation Retirement-Investment Plan, appearing in this Annual Report on Form 11-K of the Comcast Corporation Retirement-Investment Plan for the year ended December 31, 2015.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 16, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

	By:	Comcast Corporation
June 16, 2016
	By:	/s/ Lawrence J. Salva
Lawrence J. Salva
Executive Vice President and Chief Accounting Officer